UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2025

Commission File Number: 001-39152

Quantum Biopharma Ltd.

(Translation of registrant’s name into English)

55 University Avenue, Suite 1003,
Toronto, Ontario M5J 2H7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K/A and the exhibits attached hereto (Exhibit 99.1 and 99.2) are incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264), including any prospectuses forming a part of such Registration Statement and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On May 14, 2025, Quantum BioPharma Ltd. (“the “Company”) furnished a Form 6-K (“Original Form 6-K”) including its interim financial statements for the three months ended March 31, 2025 This Form 6-K/A is being furnished to provide its interim financial statements for the three months ended March 31, 2025 using interactive data files in inline eXtensible Business Reporting Language (iXBRL). The documents listed in the Exhibit List are incorporated by reference into this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A, as does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 6-K, or reflect any events that have occurred after the Original Form 6-K was originally filed.

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operation for the three months ended March 31, 2025 and 2024 (incorporated by reference to Exhibit 99.2 in the Company’s Form 6-K filed with the SEC on May 14, 2025).*

99.3	CEO Certification of Interim Filings dated May 14, 2025 (incorporated by reference to Exhibit 99.3 in the Company’s Form 6-K filed with the SEC on May 14, 2025).*

99.4	CFO Certification of Interim Filings dated May 14, 2025 (incorporated by reference to Exhibit 99.4 in the Company’s Form 6-K filed with the SEC on May 14, 2025).*

101.INS	XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.SCH	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File( formatted as Inline XBRL and contained in Exhibit 101)

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quantum Biopharma Ltd. (Registrant)

Date: June 16, 2025	By:	/s/ Donal Carroll
Donal Carroll, Chief Financial Officer

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